SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __
                                                        ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________



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Materials Contained in this Report:

I. English translation of the Notice Concerning Amendments to the Forecasts for FY2010 of Daihatsu Motor Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on November 2, 2009.

II. Executive summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on November 12, 2009.

III. The registrant's Unaudited Condensed Consolidated Financial Statements for the periods ended September 30, 2009, prepared in accordance with accounting principles generally accepted in the United States, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

IV. English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on June 29, 2006 by the registrant and amended on November 13, 2009.

V. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 20, 2009.

VI. Executive summary of the Japanese-language Semi-Annual Business Report for the registrant's first half of the 106th period from April 1, 2009 through September 30, 2009, as distributed to the shareholders on November 25, 2009.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:  /s/ Takuo Sasaki
                                          -------------------------------
                                          Name:   Takuo Sasaki
                                          Title:  Managing Officer




Date:  November 30, 2009